Mail Stop 4628

                                                            July 30, 2018

James Daniel Westcott
President and Chief Financial Officer
Legacy Reserves Inc.
303 W. Wall St., Suite 1800
Midland, Texas 79701

       Re:     Legacy Reserves Inc.
               Amendment No. 2 to Registration Statement on Form S-4 Filed July 16, 2018
               File No. 333-224182

Dear Mr. Westcott:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2018 letter.

Preliminary Proxy Card

1. In the notice of special meeting of unitholders, you disclose that the Board
       Classification Proposal and the LTIP Proposal will be implemented only if the
       Merger is consummated and the Merger Proposal is approved. However, the conditional nature of any proposal is not clear in the preliminary proxy card as filed.
       Accordingly, please revise the preliminary proxy card to clarify whether the approval of certain proposals are conditioned upon the approval of other proposals. See Rule
       14a-4(a)(3) of Regulation 14A.

       You may contact Diane Fritz at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202)
551-3699 with questions about engineering comments. Please contact Kevin Dougherty at
 James Daniel Westcott
Legacy Reserves Inc.
July 30, 2018
Page 2

(202) 551-3271 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                                 Sincerely,

                                                 /s/ Loan Lauren P. Nguyen for

                                                 John Reynolds
                                                 Assistant Director
                                                 Office of Natural Resources